20549-0408

January 11, 2006

Robert J. Stroh, Jr.
Chairman
Sugar Creek Financial Corp.
28 West Broadway
Trenton, Illinois 62293-1304

Re: Sugar Creek Financial Corp.
Form SB-2, filed December 14, 2006
File Number 333-139332

Dear Mr. Stroh:

We have reviewed your Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Change of Investment Allocation Form

1.   Please consider revising the second paragraph at item 4, on page ii, to clarify what you mean.

The Companies, page 1

2.   As included in the appraisal, please disclose here and on page 32 that the total population of your primary market area is 37,000. Please also disclose here that your primary market area is agriculturally-based.

How we determined the offering range, page 3

3.   Please give your understanding as to why the price to earnings and price to book values seem to be at odds.

After-Market Performance…, page 6

4.   Please include an additional line item at the bottom of the table to show average figures for the OTCBB listed companies. Also, consider deleting the median values, here and in the prior tables. This information does not appear to be material and may be distracting for an ordinary reader.

A downturn in the local economy could hurt our profits, page 14

5.   Please replace the term "realignment" with closing. Also, disclose whether or not you have any particular reason to believe that this base might be closed or significantly reduced in manpower.

Federal Home Loan Bank of Chicago…, page 15

6.   Here and in the body of the text, please disclose whether or not you wish to sell your excess stock and, if so, how much and whether this appears possible. We note on page 41 that you have "submitted a redemption form," but the full meaning of this does not seem clear.

We have broad discretion in investing…, page 17

7.   This risk factor seems to address two separate concerns – the general discretion you have in placing the offering proceeds and your ability to place them as desired in a timely manner. Please consider addressing these risks separately.

8.   Given the lack of any specific use of the proceeds, please indicate the amount of time you feel it will take to put these funds to use, if you have developed such a figure. This is particularly true with respect to funds you hope to lend out, given the level of loan demand you are experiencing and the capacity of your market to absorb these funds. We note the reference at the top of page 71 to "the amount of capital we can effectively deploy," but, here again, the full meaning of this disclosure does not seem clear.

9.   Please discuss, where appropriate, whether or not you plan to continue with the FHLB of Chicago after this offering and, if you do, whether you plan to continue at the same level of borrowing.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Balance Sheet Analysis: Loans

Table 2: Contractual Maturities and Interest Rate Sensitivity, page 40

10.   Please revise your tabular presentation of contractual maturities and interest rate
        sensitivity to also include the applicable data as of March 31, 2006. Refer to Item III (B)
        of Industry Guide 3.

Noninterest Income, page 45

11.   We note you exchanged shares of stock that you owned in your data processor for cash in
        a merger resulting in a reported gain of $345,166 during fiscal year 2006. Please provide
        us with the following additional information regarding this transaction:

        •   the date of the exchange, number of shares exchanged, and market value per share;
        •   the total cash proceeds you received;
        •   how you accounted for the investment prior to the exchange;
        •   the reported carrying value of the investment prior to the exchange and how that
            carrying value was determined (i.e. cost, fair value, equity method investment);
        •   where you reported the investment on your consolidated balance sheets; and
        •   the amounts paid to the data processor for services during 2005 and 2006.

Material Income Tax Consequences, page 87

12.   Tempo Bank dose not have to disclose whether it believes the tax opinion addresses all of
        the material federal tax consequences. It is required that the opinion address these
        consequences. Please revise this disclosure to make clear that the opinion of Muldoon
        Murphy & Aguggia addresses all of the material federal income tax consequences to
        Sugar Creek Financial, your account holders and all investors who purchase stock in the
        offering.

Exhibit 8.1

13.   You will need to file completed opinions rather than forms of opinions prior to
        effectiveness. Please file completed exhibits 5.1 and 8.1.

14.   Please revise the first paragraph to indicate that the opinion addresses all of the material
        federal income tax consequences of this transaction.

15.   Please delete the first sentence of the last paragraph. Otherwise, revise the text to make clear that all investors in this offering can rely upon the opinion. This includes, for example, investors in the community and syndicated community offerings and by "any other purchase arrangements."

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Amanda Roberts at 202-551-3417, or to Sharon Blume, Senior Accountant, at 202-551-3474. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3421.

Sincerely,

Michael Clampitt
Senior Counsel

By fax: Sean P. Kehoe
        Fax number 202- 966-9409